EXHIBIT 99.2
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                               [VIKING ENERGY LOGO]



PRESS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 20, 2004

VIKING ENERGY ROYALTY TRUST TO ACQUIRE KENSINGTON ENERGY LTD.
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CALGARY, DECEMBER 20, 2004 - (TSX:VKR.UN) Viking Energy Royalty Trust ("Viking")
is pleased to announce that it has entered into pre-acquisition agreement (the "Agreement") pursuant to which a wholly owned subsidiary of Viking has agreed to make an offer to acquire all of the outstanding Class A common shares of Kensington Energy Ltd. ("Kensington") for cash consideration of $0.52 per share with an aggregate consideration of $34 million. Upon completion of the acquisition, Viking will assume Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million. Viking plans to fund this acquisition from its undrawn credit facilities. The mailing of the offer to Kensington shareholders is expected to be completed in late December or early January with a closing in early 2005.

The Agreement has the unanimous support of the board of directors of both Kensington and Viking and includes lock-up agreements from all of Kensington's officers and directors which amounts to approximately 10% of the outstanding Class A common shares of Kensington. The Agreement contains a break fee of $1.5 million which is payable under certain circumstances if the transaction is not completed. Under the terms of the Agreement, Viking's obligation to take-up and pay for the shares is subject to a number of conditions including the deposit of at least 90% of Kensington's outstanding Class A common shares. The Agreement also requires that Kensington cease all solicitations, discussions and negotiations with any other parties with respect to any take-over proposals and provides Viking with the right to match should a superior take-over proposal be received by Kensington.

Kensington's assets include a significant presence in the Markerville area as well as natural gas production in southern Alberta and oil production in central Alberta that are complementary to Viking. In addition, the Kensington undeveloped lands will provide Viking with attractive growth opportunities in northwestern Alberta that are adjacent and complementary to Viking's existing holdings.

For the three months ended September 30, 2004, Kensington reported average daily production of 1,450 boe/d comprised of 6,635 mcf/d of natural gas and 344 bbl/d of oil and natural gas liquids. An independent engineering report dated October 1, 2004 estimates Kensington's proved reserves at 2.3 million BOE comprised of
10.1 bcf of natural gas and 586,000 barrels of oil and natural gas liquids with total proved plus probable reserves of 2.8 million BOE comprised of 12.2 bcf of natural gas and 765,000 barrels of oil and natural gas liquids. These reserve estimates have been prepared utilizing definitions as set out under National Instrument 51-101. Kensington also has 60,000 net acres of undeveloped land independently valued at $5 million, a substantial seismic database, attractive development and growth opportunities and income tax pools totaling approximately $35 million.

Excluding the land values, Viking's acquisition costs are $15 per boe of proven plus probable reserves and based on Kensington's performance for the nine months ended September 30, 2004, $28,900 per flowing boe and a cash flow multiple of
3.5 times. Based on Kensington's expected production for the fourth quarter, the acquisition costs represents $31,500 per flowing boe. Viking expects the acquisition to be accretive to its unitholders' 2005 cash flow and net asset value on a per unit basis. Future benefits anticipated to accrue to the Viking Unitholders include the internal growth from the development of Kensington's interest in the

Markerville area in central Alberta, lower administrative costs on a per boe basis, and further growth opportunities in central and northern Alberta.

In respect of its proposed merger with Calpine Natural Gas Trust ("CNGT") announced on November 24, 2004, Viking advises that it understands CNGT intends to mail its Information Circular respecting its unitholder meeting to approve the merger to the CNGT Unitholders commencing on or about December 23, 2004. As previously disclosed, the combination of Viking and CNGT is subject to regulatory approvals and the approval by a majority of two-thirds of the CNGT Unitholders at a meeting to be held on January 27, 2005 with the transaction expected to close on February 1, 2005.

"This acquisition is a very good opportunity for Viking and is aligned with the Trust's strategic plan", said John Zahary, Viking's President and CEO. "Based on the recent three month performance, Viking estimates a pro forma production level in excess of 24,000 boe/d for the combined operations of Viking, CNGT and Kensington. The balance between gas and oil production and improving combined operating performance will increase the stability of future distributions."

CERTAIN INFORMATION SET FORTH IN THIS PRESS RELEASE, INCLUDING MANAGEMENT'S ASSESSMENT OF FUTURE PLANS AND OPERATIONS, CONTAINS FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, SOME OF WHICH ARE BEYOND VIKING'S CONTROL, INCLUDING THE IMPACT OF GENERAL ECONOMIC CONDITIONS, INDUSTRY CONDITIONS, VOLATILITY OF COMMODITY PRICES, CURRENCY EXCHANGE RATE FLUCTUATIONS, RESERVE ESTIMATES, ENVIRONMENTAL RISKS, COMPETITION FROM OTHER INDUSTRY PARTICIPANTS, PERFORMANCE OF CERTAIN OBLIGATIONS BY THIRD PARTIES, THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT, VOLATILITY IN CAPITAL MARKETS AND ABILITY TO ACCESS SUFFICIENT CAPITAL FROM INTERNAL AND EXTERNAL SOURCES. READERS ARE CAUTIONED THAT THE ASSUMPTIONS USED IN THE PREPARATION OF SUCH INFORMATION, ALTHOUGH CONSIDERED REASONABLE AT THE TIME OF PREPARATION, MAY PROVE TO BE IMPRECISE AND, AS SUCH, UNDUE RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCES CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR, OR IF ANY OF THEM DO, WHAT BENEFITS WILL DERIVE THERE FROM. VIKING ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.


For further information contact:

John Zahary                                    Viking Energy Royalty Trust
President and CEO                              Suite 400, 330-5th Avenue S.W.
                                               Calgary, Alberta
         or                                    T2P 0L4

Robert Fotheringham                            Ph:  (403) 268-3175
Vice President Finance and CFO                 Toll Free:  1-877-292-2527

         or                                    Email: vikingin@viking-roy.com

Diane Phillips
Investor Relations


For further information regarding Viking Energy Royalty Trust, visit our website at www.vikingenergy.com